EXHIBIT 99.1

XORTX Issues Correction Notice and XORTX Announces 180-Day Extension to Regain Compliance with Nasdaq Minimum Bid Price Deficiency

CALGARY, Alberta, Oct. 20, 2025 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late stage clinical pharmaceutical company focused on developing innovative therapies to treat gout and progressive kidney disease, announces that a press release that had previously been issued on April 17, 2025 was re-issued in error today. Please disregard this prior press release.

XORTX announces that it received today a notice (the “Extension Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) granting the Company’s request for a 180-day extension to regain compliance with the minimum bid price requirement (“Minimum Bid Requirement”) of US$1.00 per share under the Nasdaq Rule 5550(a)(2). The Company was first notified by Nasdaq that is was non-compliant with the Minimum Bid Requirement on April 17, 2025, and was given until October 14, 2025 to regain compliance. The Company now has until April 13, 2026 to meet the requirement (the “Second Compliance Period”).

If at any time during the Second Compliance Period, the closing bid price of the Company's common shares is at least $1 per share for at least a minimum of 10 consecutive business days, Nasdaq will provide the Company with written notification that the Company has achieved compliance with the Minimum Bid Requirement and will consider deficiency matters closed. If compliance with the Minimum Bid Price Requirement cannot be demonstrated by April 13, 2026, Nasdaq will provide written notification that the Company's common shares will be delisted. At that time, the Company may appeal Nasdaq's determination to a Nasdaq Hearings Panel (the “Panel”). The Company would remain listed pending the Panel’s decision. There can be no assurance that if the Company does appeal a subsequent delisting determination, that such appeal would be successful. Accordingly, there can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Requirement or maintain its listing on The Nasdaq Capital Market.

The Company is also listed on the TSX Venture Exchange and the notification letter does not affect the Company’s compliance status with such listing.

The Company intends to evaluate all available options to resolve the deficiency and regain compliance with Nasdaq Rule 5550(a)(2).

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with three clinically advanced products in development: 1) our lead program XRx-026 program for the treatment of gout; 2) XRx-008 program for ADPKD; and 3) XRx-101 for acute kidney and other acute organ injury associated with respiratory virus infections. In addition, the Company is developing XRx-225, a pre-clinical stage program for Type 2 diabetic nephropathy. XORTX is working to advance products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications that improve the quality of life and health of individuals with gout and other important diseases. Additional information on XORTX is available at www.xortx.com.

For more information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to applicable securities laws. These forward-looking statements include, but are not limited to, the Company's beliefs, plans, goals, objectives, expectations, assumptions, estimates, intentions, future performance, other statements that are not historical facts and statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks, uncertainties, and other factors include, but are not limited to, our ability to obtain additional financing; the accuracy of our estimates regarding expenses, future revenues and capital requirements; the success and timing of our preclinical studies and clinical trials; the performance of third-party manufacturers and contract research organizations; our plans to develop and commercialize our product candidates; our plans to advance research in other kidney disease applications; and, our ability to obtain and maintain intellectual property protection for our product candidates. Except as otherwise required by applicable law and stock exchange rules, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Annual Report on Form 20-F filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedarplus.ca.